PLYMOUTH ROCK TECHNOLOGIES INC.
UPGRADED TO THE OTCQB UNDER NEW SYMBOL PLRTF

Vancouver, BC - August 27, 2019 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTCQB: PLRTF) (Frankfurt: 4XA WKN# A2N8RH)  ("Plymouth Rock" or the "Company") is pleased to report that the common shares of Plymouth Rock Technologies have been upgraded and have commenced trading on the OTCQB under the symbol "PLRTF" effective at the market open August 27, 2019.

OTC Markets Group Inc., located in New York, N.Y., operates the world's largest electronic interdealer quotation system for broker dealers to trade over 10,000 securities not listed on any other United States stock exchange.

North American and international investors can now trade and find news, current financial disclosure and real time level 2 quotes for PLRTF at www.otcmarkets.com.

"The OTCQB makes it easier and more flexible for current and future shareholders, especially those who live in the U.S., to trade and access Plymouth Rock's common shares. As well, it gives us access to a more expansive capital pool," said Dana Wheeler, President and CEO of Plymouth Rock.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti").

www.plyrotech.com
ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

Investor Information:
Tasso Baras
+1-778-477-6990
(Not for dissemination in the United States of America)

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.